UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 19 July 2016

Orange completes acquisition of mobile operator Airtel in Sierra Leone

Orange announces today that, together with its Senegal-based partner Sonatel, it has completed the acquisition of 100% of the mobile operator Airtel in Sierra Leone. Since the signature of an agreement with Bharti Airtel International (Netherlands) BV (“Airtel”) in January 2016, Orange has obtained all the official approbations necessary to complete this transaction.

Airtel is the leading mobile operator in Sierra Leone with over 1.3 million customers (on the basis of active customers within a 30-day period) for a total population of 6.3 million people. With a mobile penetration of around 50% of the population, Sierra Leone offers considerable growth potential, particularly at a time when significant investments are underway to extend the operator’s 3G network. This network, which already offers good coverage in Freetown and other major towns in Sierra Leone, is set to provide internet access to customers living outside major urban areas.

The investments planned in the coming years will enable customers in Sierra Leone to benefit from the support of the Sonatel group and take advantage of the Orange group’s expertise and momentum in terms of innovation and development of the digital ecosystem. Following the recent launch of operations in Liberia and Burkina Faso, Sierra Leone becomes the 21st country in Africa and the Middle East to join the Orange group.

Bruno Mettling, Deputy Chief Executive Officer of the Orange group and Chairman & CEO of Orange MEA (Middle East and Africa), stated: “We are pleased to announce that the acquisition of the mobile operator Airtel in Sierra Leone has been finalised. This new acquisition, which will be consolidated by Sonatel, will further strengthen Orange’s strategic position on the African continent.”

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 155,000 employees worldwide at 31 March 2016, including 96,000 employees in France. Present in 28 countries, the Group has a total customer base of 252 million customers worldwide at 31 March 2016, including 191 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

ORANGE

Date: July 20, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations